Exhibit 99.2

Glass House Brands Announces Mailing of Circular

and Establishment of Share-based Long-term Management Incentive Plan Pending

Shareholder Approval

LONG BEACH, Calif. and TORONTO, May 20, 2025 -- Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF), one of the fastest- growing, vertically-integrated cannabis companies in the U.S., today announces the mailing of its management information circular and related materials to shareholders in connection with the upcoming annual and special meeting of shareholders, to be held on June 20, 2025 (the “Meeting”), where disinterested shareholders will be asked to approve Performance Awards (defined below) associated with the establishment of a long-term management incentive plan and a related increase in the share reserve of the Company’s equity incentive plan.

On May 15, 2025 (the “Grant Date”), subject to Disinterested Shareholder and applicable exchange approval, the Board of Directors (the “Board”) approved an initial long-term management incentive plan granting to each of Kyle Kazan, Co-Founder, Chairman and Chief Executive Officer, Graham Farrar, President, Mark Vendetti, Chief Financial Officer, Hilal Tabsh, Chief Revenue Officer, and Benjamin Vega, General Counsel and Corporate Secretary (each, a “Recipient”) certain performance-based restricted stock units (“RSUs”) that vest only if the Company achieves certain share price milestones and the Recipients meet certain time-based vesting requirements (the “Performance Awards”). Vesting of the Performance Awards will occur over a five- year period and is dependent on the Recipients leading the Company to achieve a minimum $30.00 price per share, with further incremental vesting if the share price reaches or exceeds $60.00 per share. On May 14, 2025, the day prior to the Grant Date, the closing price per share was $6.51.

In sharing his thoughts, Mr. Kazan said, “I believe that to hit the share price targets in the LTIP, Glass House Brands will need to be uplisted on a major exchange, and should that happen, I would expect a renewed focus on this industry, likely with monetary resources never seen. As Glass House has in my view one of the best, if not the best, executing teams in cannabis, I sincerely appreciate the Board granting an incentive package that aligns with investors on a stretch goal. The ‘glue in the seat’ for the senior team is a helpful motivation to keep the team intact.”

The Performance Awards are designed to provide the Recipients with incentives linked to significant long-term shareholder value creation. In aggregate, 3,000,000 performance-based RSUs were granted, representing approximately 2.3% of the fully diluted share-count as of May 14, 2025 assuming the exercise of all outstanding warrants and achievement of a $60.00 share price. Share price performance targets will be measured quarterly using a volume weighted average trading price. Vesting is tied to growth in share price, rather than increases in market capitalization, to align the Performance Awards with long-term shareholder interests and encourage a continued, disciplined approach to treasury management and shares outstanding.

Subject to certain limited exceptions, vesting of the Performance Awards is also conditional upon the Recipients’ continued service in senior executive roles for a minimum of three years following the Grant Date. Payout of vested Performance Awards will be deferred until the end of the fourth and fifth years, respectively, following the Grant Date.

In determining whether to grant the Performance Awards, the Board established a special committee comprised of independent directors (the “Special Committee”) to develop and assess the efficacy of granting such awards, including its risks and alternatives, and to ensure that the grant of such awards to the Recipients would be in the best interests of the Company. The Special Committee retained Hugessen Consulting, an independent compensation consultant, as advisor.

The Board and Special Committee believe the Performance Awards are in the best interests of the Company as they further align shareholder, Company, and Recipient interests; encourage Recipient retention; and promote the achievement of the Company’s current and future strategic and financial objectives.

In connection with the design of the Performance Awards and consistent with best governance practices, the Board adopted a clawback policy, whereby any proceeds received by Recipients under the Performance Awards would be clawed back in the event of certain financial restatements.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the Company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward- looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the design and implementation of the Performance Awards, the retention of key leadership team members, and the potential future growth in share price. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR+ at www. sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

Jon DeCourcey, Vice President of Investor Relations

T: (781) 724-6869

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com